UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

                   For the fiscal year ended December 31, 2003

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _______ to _______.


Commission File Number:                                          1-10360


                   CRIIMI MAE Management, Inc. Retirement Plan
                            (Full title of the plan)


                                 CRIIMI MAE INC.
                         11200 Rockville Pike, 4th Floor
                            Rockville, Maryland 20852
                            Telephone (301) 816-2300
           (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN
                               INDEX TO FORM 11-K


Financial Statements as of December 31, 2003 and 2002
  Together with Report of Independent Registered Public Accounting Firm      3

Exhibits                                                                    16

Signature                                                                   17

    CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN

    Financial Statements and Supplemental Schedule

    Years ended December 31, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

                   CRIIMI MAE Management, Inc. Retirement Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2003 and 2002



                                    Contents

Report of Independent Registered Public Accounting Firm....................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4


Form 5500 Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............11

             Report of Independent Registered Public Accounting Firm


Trustees and Participants
CRIIMI MAE Management, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the CRIIMI MAE Management, Inc. Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst and Young
------------------

June 23, 2004
McLean, VA

                   CRIIMI MAE Management, Inc. Retirement Plan

                 Statements of Net Assets Available for Benefits



                                                         December 31
                                                   2003               2002
                                                ------------     --------------


Investments                                     $ 3,441,697      $    2,595,570
Contributions receivable - employee                       -              15,857
                                                -----------      --------------
   Net assets available for benefits            $ 3,441,697      $    2,611,427
                                                ===========      ==============


See accompanying notes.

                   CRIIMI MAE Management, Inc. Retirement Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                             Year ended December 31
                                                                            2003                2002
                                                                      ------------------  ------------------
Additions:
   Participant contributions                                            $    495,625        $    547,954
   Employer contributions                                                    117,646             225,507
   Dividend and interest income                                               47,959              34,427
   Net appreciation in fair value of investments                             626,963                   -
                                                                        ------------        ------------
Total additions                                                            1,288,193             807,888
                                                                        ------------        ------------

Deductions:
   Benefit payments                                                          457,438             596,291
   Miscellaneous expense                                                         485                   -
   Net depreciation in fair value of investments                                   -             590,746
                                                                        ------------        ------------
Total deductions                                                             457,923           1,187,037
                                                                        ------------        ------------

Net increase (decrease) in net assets available for benefits                 830,270            (379,149)
Net assets available for benefits, beginning of year                       2,611,427           2,990,576
                                                                        ------------        ------------
Net assets available for benefits, end of year                          $  3,441,697        $  2,611,427
                                                                        ============        ============

See accompanying notes.

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 2003

1.  Description of the Plan
---------------------------

CRIIMI MAE Management, Inc. Retirement Plan (the Plan) is a defined contribution plan as described in Internal Revenue Code (IRC) Section 401(a). The Plan, effective July 1, 1995, covers employees of CRIIMI MAE Management, Inc. (the Company) and CRIIMI MAE Services Limited Partnership (CMSLP), an affiliate of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. An employee is eligible to participate in the Plan upon attainment of age 21.

The Plan provides benefits upon the occurrence of death, retirement, age 59 1/2, disability, or termination of employment. Additionally, there is a provision in the Plan for distribution to participants who apply for benefits on account of "hardship," as that term is described in the IRC, Treasury Regulations, and the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator.

Contributions
-------------

Effective January 1, 2002,  eligible  employees may contribute an amount up to 100% of compensation, as defined by the Plan, subject to certain limitations under the IRC. Employer matching contributions are discretionary. For the six months ended June 30, 2003 and the year ended December 31, 2002, the Company and CMSLP provided a matching cash contribution equal to 50% of each participant's contribution up to a maximum of 5% of base salary. The Company and CMSLP temporarily discontinued the match for the last six months of 2003. Beginning in the first quarter of 2004, the Company has provided a matching contribution of Company stock equal to 50% of the participant's contribution up to a maximum of 2.5% of base salary. Participants are eligible for employer matching contributions when credited with one hour of service in the plan year. Effective January 1, 2004, participants are eligible for employer matching contributions if they are also employed on the last day of the employer match calculation period.

Participant Accounts
--------------------

Each participant's account is credited with his or her own contribution, the employer matching contribution, and an allocation of Plan earnings. Allocations are based on the current value of the participant's account balance as specified in the Plan. The benefit to which a participant is entitled is the benefit that can be provided by the participant's account.

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements


1.   Description of the Plan (continued)
----------------------------------------

Vesting
-------

Participants are immediately vested in their elective contributions and rollover accounts, and the earnings thereon. The Plan was amended on January 1, 2001 to allow vesting in employer contributions based on a five-year graded schedule. Participants are 20% vested for each year of service until 100% is vested after five or more years of service.

Forfeited Accounts
------------------

As of December 31, 2003 and 2002, forfeited non-vested accounts totaled $6,235 and $11,375, respectively. The June 30, 2003 contribution was reduced by $8,582 and the December 31, 2002 contribution was reduced by $11,375 for forfeited non-vested accounts.

Plan Termination
----------------

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that the decision to discontinue the Plan results in the termination of the Plan, all amounts credited to participant accounts immediately become 100% vested. The net assets of the Plan will be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements


1. Description of the Plan (continued)
--------------------------------------

Significant Investments
-----------------------

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2003 and 2002 are as follows:

                                                                            2003                2002
                                                                      ------------------  ------------------
Federated Kaufmann Fund                                                  $    365,142       $    305,937
The Growth Fund of America                                                    575,041            502,103
Legg Mason Cash Reserve Trust                                                 220,732            174,615
Legg Mason Value Trust, Inc.                                                  202,535             29,804
Templeton Growth Fund                                                         564,410            547,809
Thornburg Limited Term Income Fund                                            196,052            147,238
Van Kampen Equity and Income Fund                                             629,624            547,227
CRIIMI MAE Inc. Common Stock                                                  174,244            199,592


Participant Loans
-----------------

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance. A loan must be repaid over a period of no more than five years unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The term of a principal residence loan will be determined by the administrator considering the maturity dates quoted by representative commercial banks in the local area for a similar loan. The interest rate is determined by the Plan administrator based on the current prime rate plus 100 basis points and is fixed over the life of the loan. The interest rates on participant loans outstanding at December 31, 2003 and 2002, ranged from 5.75% to 10.50%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
-------------------

Participants may take regular distributions upon leaving the Company or CMSLP and may qualify for hardship withdrawals while employed by the Company or CMSLP. The Plan may automatically distribute in a lump sum any vested account balance that is less than $5,000 for participants no longer employed with the Company or CMSLP.

On termination of service due to death, disability, retirement, or attainment of age 59 1/2, participants may elect to receive their benefits as a lump-sum cash distribution equal to the value of the participant's vested interest in his or her account or through an

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements


installment or annuity distribution. Retiring participants with vested account balances in excess of $5,000 may also elect to postpone distribution of benefits until they reach age 70 1/2. Benefits are recorded when paid.

Administrative Expenses
-----------------------

Expenses  of  maintaining  the Plan are paid for by the  Company and CMSLP.
Such payments were $10,598 and $14,668 in 2003 and 2002, respectively. A nominal fee is paid by loan participants.

2.   Significant Accounting Policies
------------------------------------

Accounting Method
-----------------

The accompanying financial statements have been prepared using the accrual method of accounting.

Reclassification
----------------

The following prior year amounts have been reclassified to conform to the 2003 presentation:

     - Participant loans are included in Investments on the Statement of Net Assets Available for Benefits

     - Interest on participant loans is included in Dividend and Interest Income on the Statement of Changes in Net Assets Available for Benefits

Use of Estimates
----------------

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments
-----------

The Plan's investments are stated at fair value, which is based on the closing prices of securities or other investments on the valuation date. Unrealized appreciation or depreciation in the value of investments is reflected in the statement of changes in net assets available for benefits. During 2003 and 2002, the Plan's investments (including

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements


gains and losses on investments bought and sold, as well as held during the
year)   appreciated   (depreciated)   in  value  by  $626,963  and   $(590,746),
respectively, as follows:


                                                   2003               2002
                                                ---------           ---------
Mutual Fund Investments                         $ 621,036           $(723,966)
CRIIMI MAE Inc. Common Stock                        5,927             133,220
                                                ---------           ---------
Total                                           $ 626,963           $(590,746)
                                                =========           =========


The Plan provides for various investment options to the participants. All investments within the Plan are participant directed. These investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the risks associated with investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term. The changes in the values of the investment securities could materially affect the amounts reported in the statements of net assets available for benefits.

3.   Income Tax Status
----------------------

     The Plan is a non-standardized prototype plan and has received an opinion letter from the Internal Revenue Service (IRS) dated March 25, 1999, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the "IRC"), and therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements

4.       Reconciliation to Form 5500

The following tables reconcile the financial statements to the Plan's Form 5500 filed for the plan years ended December 31, 2003 and 2002:

                          Contributions receivable              Net Assets
                          ------------------------    --------------------------
                            2003            2002         2003            2002
                          -----------------------     --------------------------

Per financial statements  $     -        $ 15,857     $ 3,441,697   $ 2,611,427
Timing differences for
  recording cash receipts       -         (15,857)              -       (15,857)
                          -------        --------     -----------   -----------
Per Form 5500             $     -        $      -     $ 3,441,697   $ 2,595,570
                          =======        ========     ===========   ===========

                                                                            2003                2002
                                                                          ---------          ---------
Contributions received per financial statements                           $ 613,271          $ 773,461
Less: contributions received after year-end relating to current year              -            (15,857)
Add: contributions received in current year relating to prior year           15,857             23,222
                                                                          ---------          ---------
Contributions received per Form 5500                                      $ 629,128          $ 780,826
                                                                          =========          =========


                              Supplemental Schedule

                   CRIIMI MAE Management, Inc. Retirement Plan

           Employer Identification Number 52-1917789, Plan Number 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

(a)                  (b)/(c)                                           (d)                       (e)
             Identity of Issuer/Description of Investment            Cost **                Current Value
-----------------------------------------------------------------------------------------------------------
        Cash                                                                                    $         -
        Mutual Fund Investments:
           American High-Income Trust                                                                79,726
           AIM Mid Cap Core Equity Fund                                                             154,066
           Delaware REIT Fund                                                                        49,804
           Federated Kaufmann Fund                                                                  365,142
           The Growth Fund of America                                                               575,041
   *       Legg Mason Cash Reserve Trust                                                            220,732
   *       Legg Mason Value Trust, Inc.                                                             202,535
   *       Columbia Acorn Trust (Liberty Acorn Fund)                                                119,478
   *       Royce Pennsylvania Mutual Fund                                                            73,244
           Templeton Growth Fund                                                                    564,410
           Thornburg Limited Term Income Fund                                                       196,052
           Van Kampen Equity and Income Fund                                                        629,624
   *    CRIIMI MAE Inc. Common Stock                                                                174,244
   *    Participant loans (maturing on various dates, interest ranging
          from 5.75% to 10.5%)                                                                       37,599
                                                                                                -----------
        Total assets held at end of year                                                        $ 3,441,697
                                                                                                ===========

*Represents a party-in-interest.

**Not required, the transactions are under a participant-directed individual account plan.

                                    EXHIBITS

  Exhibit No.                       Purpose
  -----------                       -------

     23.1      Consent of Ernst & Young (Filed herewith).

                                    SIGNATURE

CRIIMI MAE Management, Inc. Retirement Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                     CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN






Date:  June  28, 2004                            By: /s/ Mark R. Jarrell
                                                     ---------------------------
                                                     Mark R. Jarrell
                                                     President and Chief
                                                     Operating Officer of CRIIMI
                                                     MAE Management, Inc.